Exhibit 9.1

July 25, 2023

Mr. Dean Medwid
Chief Executive Officer
CannaPharmaRX Inc.
3600 888 3rd Street SW
Calgary, AB T2P 5C5

Re:      CFO and Accounting Advisory Services - 2023

Dear Mr. Medwid:

Introduction

The purpose of this engagement letter (the "Agreement"), together with the Standard Terms and Conditions attached hereto, is to confirm our understanding of the terms of our engagement to provide the services set out below (the "Services") to CannaPharmaRX Inc. (the "Company", or "you"). Unless otherwise defined hereinafter, capitalized terms used herein shall have the meaning ascribed to them in the attached Standard Terms and Conditions.

Scope of Our Services

You have engaged Invictus Accounting Group LLP ("Invictus" or the "Firm") to provide Chief Financial Officer ("CFO") services, financial reporting services, accounting/bookkeeping services, and other accounting and tax accounting advisory services, as follows:

A.	CFO Services — Invictus will provide part-time CFO services which include assisting with financial projections and budgets, assisting with aspects of the Company's strategic plan, assisting with M&A activities, attending select shareholder, Director, and management/executive meetings, overseeing the Company's accounting team, overseeing quarterly and annual financial reporting, enacting improvements to accounting processes and controls (as applicable), and overseeing payroll and tax compliance.

o	Oliver Foeste, Managing Partner at Invictus, will become named CFO of the Company at a time the parties agree is acceptable for both of them.

B.	Financial Reporting Services — Invictus will provide part-time quarterly and annual financial reporting services including drafting of the consolidation, financial statements and related working papers, assisting with preparation of the MD&A, preparation of technical accounting analysis/memos, assistance with deferred income tax provision, and auditor liaison, as applicable.

1400 — 1199 West Hastings Street, Vancouver BC, V6E 3T5

C.	Bookkeeping Services — Invictus will provide part-time parent-level bookkeeping/accounting services including recording expenses, monthly accounting close and reconciliations, preparing GST filings, et al. Bookkeeping services may expand to include subsidiary accounting, as applicable.

D.	Ad hoc Accounting. and Tax Advisory Services / Projects — As specifically requested by the Company, Invictus will assist the Company with ad hoc accounting and tax advisory projects, which are reasonably outside of the scope of the services noted above. In the event Invictus is asked to prepare corporate tax return(s), Invictus shall provide a separate engagement letter for such services.

For certainty, any Ad hoc Accounting and Tax Advisory Services / Projects must be specifically requested/pre-approved by the Company.

Non-Assurance

We will be providing services as consultants, and not as the Company's auditor, and as such the procedures we will be performing under this engagement will not constitute an examination, review, or audit in accordance with generally accepted auditing standards or attestation standards.

Key Assumptions

Our work can be completed timely, and in the most cost-efficient manner, provided that your staff is available to answer our questions and provide requested documents during the course of work.

The Company's Responsibilities

The Company shall provide Invictus with all information relevant to the Services and any reasonable assistance as may be required to properly perform the Services. The Company represents and warrants to Invictus that all such information will be accurate and complete in all material respects. The overall definition and scope of the work to be performed, and its adequacy in addressing the Company's needs, is the Company's responsibility. The Company shall perform all management functions and make all management decisions in connection with the Services, and shall assign competent individuals to oversee the Services. The Company is also responsible for the implementation of actions identified in the course of this engagement as well as the results achieved from using any output from the Services and Deliverables (as defined below).

Project Outputs / Deliverables

Project outputs, as applicable, will be provided in a MS Office (Word, Excel, PowerPoint, Outlook), PDF, or other format as applicable (the "Deliverables") and as requested by the Company.

It is noted that the Company is an SEC registrant (currently trading on the OTC with intent to be listed on the Canadian Stock Exchange) and that all quarterly and annual filings shall be prepared in accordance with SEC/exchange requirements, whereby Invictus and the Company shall work together to ensure all financial-related filings are completed within the deadlines of the applicable exchange(s)/regulators.

Personal Information

It is acknowledged that we may attain access to personal information in your custody that we may require to complete our Services. Our Services are provided on the basis that:

a)	you represent to us that you have obtained any required consents for collection, use and disclosure to us of personal information required under applicable privacy legislation; and

b)	we will hold all personal information in compliance with applicable privacy legislation.

File Inspections

In accordance with professional regulations (and by Firm policy), our client files must periodically be reviewed by practice inspectors and by other Firm personnel to ensure that we are adhering to professional and Firm standards. File reviewers are required to maintain confidentiality of client information.

Working Papers

The Deliverables including, but not limited to, the Company's financial statements, consolidation, equity workings, certifications, and other related project outputs and deliverables (including all historic accounting data and records of the Company that Invictus possesses), are the property of the Company and shall be returned/provided to the Company upon completion of the Services and receipt by Invictus of any outstanding balances owing for Services performed, as applicable. Pursuant to CPABC practice license (and insurance) requirements, copies of Deliverables and all documents related to the preparation of the Deliverables (including working papers, materials, correspondence, reports, files and work created, developed or performed by Invictus during the course of the engagement) constitute confidential information and may be retained by us in accordance with our standard terms and conditions and our Firm's policies and procedures. All proprietary methodology, systems, processes, and tools created by and/or utilized by Invictus, which were not expressly identified as Deliverables, remain the sole property of Invictus.

Governing Legislation

This engagement letter is subject to, and governed by, the laws of the Province of British Columbia and the laws of Canada applicable therein, without regard to principles of conflicts of law. The Province of British Columbia will have exclusive jurisdiction in relation to any claim, dispute or difference concerning this engagement letter and any matter arising from it. Each party irrevocably waives any right it may have to object to any action being brought in those courts to claim that the action has been brought in an inappropriate forum or to claim that those courts do not have jurisdiction.

Dispute Resolution

You agree that:

a)	any dispute that may arise regarding the meaning, performance or enforcement of this engagement will, prior to resorting to litigation, be submitted to mediation; and

b)	you will engage in the mediation process in good faith once a written request to mediate has been given by any party to the engagement.

Any mediation initiated as a result of this engagement shall be administered within the Province of British Columbia and any ensuing litigation shall be conducted within such province, according to provincial law. The results of any such mediation shall be binding only upon agreement of each party to be bound. The costs of any mediation proceeding shall be shared equally by the participating parties.

Costs of Responding to Government or Legal Processes

In the event we are required to respond to a subpoena, court order, government agency or other legal process for the production of documents and/or testimony relative to information we obtained and/or prepared during the course of this engagement, you agree to compensate us at our normal hourly rates for the time we expend in connection with such response and to reimburse us for all of our out-of-pocket costs (including applicable GST/HST) incurred.

Communication

In connection with this engagement, we may communicate with you or others via telephone, facsimile, post, courier and e-mail transmission. As all communications can be intercepted or otherwise used or communicated by an unintended third party, or may not be delivered to each of the parties to whom they are directed and only to such parties, we cannot guarantee or warrant that communications from us will be properly delivered only to the addressee. Therefore, we specifically disclaim and waive any liability or responsibility whatsoever for interception or unintentional disclosure of communications transmitted by us in connection with the performance of this engagement. In that regard, you agree that we shall have no liability for any loss or damage to any person or entity resulting from: communications, including any consequential, incidental, direct or indirect; special damages, such as loss of revenues or anticipated profits; or disclosure or communication of confidential or proprietary information.

Non-solicitation and Non-inducement

The Company agrees not to solicit nor induce the employment of any employee or contractor of Invictus (the "Recruited Invictus Staff") without prior approval from Invictus. In the event the Company breaches this non-solicitation/non-inducement clause, the Company agrees to promptly pay Invictus a recruitment fee equal to 35% of the estimated first year annualized total compensation (salary and target bonus and/or consulting fee, as applicable) of the Recruited Invictus Staff. For certainty, this clause is not intended to be punitive nor impede employment opportunities, rather provide reasonable compensation to Invictus for potential re-staffing, recruitment, and training costs, as applicable.

Our Team

We are pleased to provide the services of Oliver Foeste, Managing Partner at Invictus, to provide CFO services (including named CFO, when applicable) and overall client service. Other staff may be assigned to the engagement as required to ensure the timelines required by the Company are met.

Our Guarantee

We guarantee our performance and people fit. If there are any problems with any staff we will adjust our staffing to meet your needs.

Timetable

Invictus shall begin work immediately, noting that the Services may begin gradually over a period of time, as advised by the CEO, and the named CFO role will transition to Oliver Foeste at a time the parties reasonably agree is acceptable for both of them.

Fees

Our fee estimate for the ongoing CFO, Financial Reporting, and Bookkeeping Services is $4,000 to $7,500 per month with the higher range expected during quarterly and annual financial reporting periods. This fee range will be refined during the first six months of the engagement as run-rates are determined. As applicable, additional fees may arise for the following:

•	There may be a one-time "kick-off / clean-up" fee, while transitioning from a predecessor accounting firm / accountant, to address potential issues in historic workings, and potential improvements and/or catch-up work required to the Company's accounting systems and processes where deficiencies may exist.

•	Special project fees may arise for merger and acquisition activities, or highly frequent / complicated financing transactions. We will advise and request approval (via email from a Company executive/director) for any special project fees prior to incurring the work.

Our fees, subject to inflation, will be based on a time and materials basis, unless otherwise mutually agreed by the parties. Our hourly rate for the professionals performing the work (noting other titles may exist) will be in the ranges below, depending on the complexity of work conducted:

Partners, Principals and Specialists	$225 to $400
Directors and Managers	$135 to $225
Associates	$ 90 to $135
Accounting Technicians / Bookkeepers	$ 65 to $ 90

Fees are dependent upon access to information, complexity, and breadth of work required by the Company. If complexities arise, we will discuss with you prior to incurring any extra time.

We will bill for our services on a monthly basis. Payment is due upon invoice receipt. In the event other executive members of the Company are paid in the month of service, Invictus shall also then invoice and be paid in the month of service.

In addition to the fees outlined above, we shall bill for all reasonable expenses. Direct costs, including but not limited to travel, meals and accommodation will be charged as incurred. An administration fee of 2.5% of total fees will be charged to cover overhead expenses in connection with our engagement.

In addition to our fees, expenses and other charges payable pursuant to the engagement, we shall bill for all applicable taxes. We will not undertake additional work without your prior approval.

Stock-based Compensation and Other Executive Benefits

Stock Options

As part of the provision of CFO services, in the event that other executive team members have been granted stock options, the Company will promptly after the engagement letter date, grant a reasonable number of stock options to Invictus (and/or the named CFO, as directed by Invictus), with such number of stock options to be relative - considering the part time nature of the CFO role - to stock option grants provided to other Officers and Directors of the Company.

Change of Control

Notwithstanding Section 6 of the attached Standard Terms and Conditions, in the event that the CFO is terminated without cause at any time during the period from the date that is three months prior to any Change of Control to the date that is six months after any Change of Control, the CFO shall be entitled to a payment equal to three months of the CFO's fees (based on the average fees charged for the three months prior to such termination).

For the purpose of this section, a "Change of Control" means any of the following:

a)	An acquisition by an arm's length third party of more than 50% of the voting securities of the Company; or

b)	A sale of all or substantially all of the assets of the Company to an arm's length third party.

Directors and Officers ("D&O") Insurance

As a publicly listed entity the Company will always ensure to maintain sufficient D&O insurance/coverage. Retainer

Firm policy requires that we request a retainer up to 100% of the monthly fee estimate. We kindly request a retainer of $3,000.

Standard Terms and Conditions

The Standard Terms and Conditions attached hereto are an integral part of this Agreement. This engagement letter should be read in conjunction with the Standard Terms and Conditions. In the event of conflict or inconsistency between the terms and conditions set forth in this engagement letter and the Standard Terms and Conditions, the terms and conditions set forth in this engagement letter shall take precedence.

Engagement Continuance and Amendments

The terms of this engagement letter supersede any prior oral or written representations or commitments by or between the parties and that this engagement letter includes the relevant terms that will govern the engagement for which it has been prepared.

Any material changes or additions to the terms set forth in this letter will only become effective if evidenced by a written amendment to this letter, signed by all of the parties.

We understand the above terms of our engagement shall remain in effect until amended.

We are pleased to have the opportunity to provide our services to CannaPharmaRX Inc. and appreciate your confidence in us. If you have any questions, please call Oliver Foeste at 604-259-3112 or 604-230-3071. If the Services outlined herein are in accordance with your requirements and if the above terms are acceptable to you, please have one copy of this letter signed in the space provided below and return it to us.

Very truly yours,

/s/ Oliver Foeste

Oliver Foeste, CPA, CA

Invictus Accounting Group LLP

Chartered Professional Accountants

Confirmation of Terms of Engagement

Having read both the engagement letter and the Standard Terms and Conditions, we agree to engage Invictus Accounting Group LLP upon the terms set out therein.

CannaPharmaRX Inc.

By:	/s/ Dean P. Medwid
(Signature)

Dean P. Medwid
(Print Name & Title)

July 25, 2023
(Date)

Document — CannaPharmaRX Inc. — Engagement Letter CFO and Accounting Services - 2023

Standard Terms and Conditions

Except as otherwise specifically provided, these terms and conditions shall apply to any engagement carried out under this Agreement by Invictus Accounting Group LLP ("Invictus"). For the purposes of this Agreement, the term Invictus includes Invictus and its subcontractors and their respective partners, directors, officers and employees.

1.	Timely Performance — Invictus will use all reasonable efforts to complete the performance of the Services within the time-frame stipulated. Invictus will exercise due professional care and competence in the performance of the Services. Invictus shall not be liable for failures or delays in the performance of Services that arise from causes beyond its control, including the untimely performance by the Company, its assigns, representatives, advisors or agents, of its obligations under this Agreement.

2.	Company Responsibilities — The Company will provide to Invictus in a timely manner complete and accurate information and access to management personnel, staff, premises, computer systems and applications as is reasonably required by Invictus to complete the performance of the Services.

3.	Confidentiality — In connection with the Services, Invictus will be given, or may obtain access to proprietary or confidential information of the Company and its affiliates, including information that, by the nature of its disclosure or its content, would reasonably be considered to be proprietary or confidential to the Company or its affiliates (collectively, "Confidential Information"). At all times during and after the term of the Services, Invictus will not disclose or use any Confidential Information, except in the course of carrying out authorized activities on behalf of the Company per this engagement letter or except as expressly authorized by the Company in writing. Invictus may, however, use or disclose Confidential Information that

i.	is or becomes public, other than through a breach of this contract; or

ii.	is required to be disclosed by law, whether under an order of a court or government tribunal or other legal process, provided that Invictus informs the Company of such requirement as soon as Invictus becomes aware of the requirement and in sufficient time to allow the Company to take such steps as are lawfully available to the Company to avoid or limit such disclosure.

4.	Privacy — The Company confirms to Invictus that it has obtained any consent that may be required under applicable privacy legislation for the collection, use and disclosure to Invictus of personal information. Invictus shall adhere to applicable privacy legislation when dealing with personal information that was obtained from the Company.

5.	Internet Communications — Unless otherwise agreed with the Company, Invictus may correspond by means of the Internet or other electronic media. Because of the inherent risks associated with the electronic transmission of information on the Internet or otherwise, Invictus does not guarantee the security and integrity of any electronic communications sent or received in relation to this engagement. Whilst it is Invictus' policy to check its email correspondence with anti-virus software, Invictus does not guarantee that transmissions will be free from infection and accepts no responsibility or liability for any damages as a result of communicating by means of the Internet or other electronic media.

6.	Right to Terminate Services — Either party may terminate this Agreement, with or without cause, by providing 90 days written notice (the "CFO Notice Period") to the other party, noting that the CFO Notice Period may be shortened as mutually agreed, with the parties acting reasonably. In the event of early termination by the Company, for whatever reason, the Company will be invoiced for the greater of (i) time and expenses incurred up to the end of the CFO Notice Period together with reasonable time and expenses incurred to bring the engagement to a close in a prompt and orderly manner, or (ii) the average of the last six months of monthly fees for each month of the Notice Period (three months). Invictus shall also have the right, upon 7 days prior notice, to suspend performance of the Services in the event the Company fails to pay any amount required to be paid under this Agreement.

Standard Terms and Conditions

7.	Billing — Bills including expenses will be rendered on a regular basis as the assignment progresses. Accounts are due when rendered. Interest on overdue accounts will commence 30 days following the date of the invoice at a rate of 2% per month.

8.	Taxes — The fees, expenses and other charges payable pursuant to this Agreement do not include taxes or duties. All applicable taxes or duties, whether presently in force or imposed in the future, shall be assumed and paid by the Company without deduction from the fees, expenses and charges hereunder.

9.	Governing Law — This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein, without regard to principles of conflicts of law. The parties hereby irrevocably and unconditionally attorn to the exclusive jurisdiction of the courts of the Province of British Columbia and all courts competent to hear appeals therefrom.

10.	Templates/Working Papers/Reports — Subject to the restrictions in this engagement letter, the Company will own its financial statements, consolidation, equity workings, certifications, and other related project outputs and deliverables (including all historic accounting data and records of the Company that Invictus possesses) (the "Deliverables"). Invictus shall own all proprietary methodology, systems, processes, and tools created by and/or utilized by Invictus, which were not expressly identified as Deliverables, which may have been discovered, created, developed or derived by Invictus either prior to or as a result of its provision of Services under this Agreement. Invictus accepts no liability or responsibility to any Third Party who benefits from or uses the Services or gains access to the Deliverables.

11.	Indemnification —The Company agrees to indemnify and hold Invictus harmless from and against any and all costs, charges, liabilities, damages, claims, demands, judgments and expenses (including solicitors' fees and disbursements) ("Costs") arising out of or based upon: (i) any intentional misstatement or omission in any material, information or representation supplied or approved by client; or (ii) any third party civil or administrative action or proceeding to which Invictus may be made a party and which is related to, arises out of, or is in any way associated with the engagement. The Company shall reimburse Invictus for the Costs as they are incurred. The indemnities described in this section shall not apply to any Costs resulting from the negligent, wrongful or willful acts or omissions of Invictus.

12.	Limitation of Liability — In any action, claim, loss or damage (whether in tort, contract or otherwise) arising out of the engagement to which these terms and conditions are attached ("Claim") the parties agree that:

i.	Subject to the limits set out below in paragraphs (ii) and (iii), Invictus' liability shall be several and not joint and several, solidary or in solidum and Invictus shall only be liable for its proportionate share of the total liability based on degree of fault;

ii.	Under no circumstances shall Invictus be liable for damages in respect of any incidental, punitive, special, indirect or consequential loss, even if Invictus has been advised of the possibility of such damages including but not limited to loss of profits, loss of revenues, failure to realize expected savings, loss of data, loss of business opportunity, or similar losses of any kind; and

iii.	Invictus' total liability for any Claim arising out of the performance of the Services, regardless of the form of Claim, shall in no event exceed an amount equal to: (i) the total fees paid to Invictus under this Agreement; or (ii) the total fees paid to Invictus with respect to the Services directly relating to and forming the basis of such Claim, where the Claim arises from Services that are not subject to an agreement. This clause shall not limit Invictus' liability for death, personal injury or property damage caused by the negligent acts or omissions of Invictus and its partners and staff, or for loss or damage caused by their fraud or willful misconduct.

Standard Terms and Conditions

13.	No Application — The preceding two sections (Indemnification, Limitation on Liability), or any portion of them, shall have no application to any liability for which exclusion or restriction is prohibited by law.

14.	Severability — If any of the provisions of these terms and conditions are determined to be invalid or unenforceable, the remaining provisions shall remain in effect and be binding on the parties to the fullest extent permitted by law.

15.	Proceeds of Crime (Money Laundering) and Terrorist Financing Act — Pursuant to this legislation, all accountants and securities dealers (including those providing portfolio management or investment counseling services) in Canada are required, in certain circumstances, to report any "suspicious transactions" to the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC), a government agency. Suspicious transactions are transactions, which may relate to money laundering and the financing of terrorist activities.

16.	Legal Proceedings — In the event Invictus is requested or authorized by the Company or is required by government regulation, subpoena, or other legal process to produce documents or personnel as witnesses with respect to the engagement for client, and provided that Invictus is not a party to the legal proceedings, the Company shall reimburse Invictus for professional time and expenses, as well as the fees and expenses of counsel, incurred in responding to such requests.

17.	Promotion rights — Acting reasonably, Invictus may, in a limited and reputable fashion, selectively include the Company's name or logo as a "client" on select Invictus marketing materials and the Invictus website. For certainty, any potential disclosure of the Company's name/logo would exclude any mention of scope of work, fees, duration, or other.

18.	Miscellaneous — Invictus shall provide all Services as an independent contractor and nothing shall be construed to create a partnership, joint venture or other relationship between Invictus and client. Neither party shall have the right, power or authority to obligate or bind the other in any manner. This Agreement shall not be modified except by written agreement between the parties. The Agreement represents the entire and sole agreement between the parties. Any terms and provisions of this Agreement that by their nature operate beyond the term or expiry of this Agreement shall survive the termination or expiry of this Agreement, including without limitation those provisions headed Confidentiality, Indemnification, Limitation on Liability, and Legal Proceedings.

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